Exhibit 99.1

          N.V. Koninklijke Nederlandsche Petroleum Maatschappij

          Royal Dutch Petroleum Company

The Hague, November 15, 2005 Extraordinary General Meeting of Shareholders	PO Box 162 2501 AN The Hague The Netherlands Tel: +31 70 377 4540 Fax: +31 70 377 3115

I am pleased to present to you the agenda, together with the proposals and explanatory notes, for an Extraordinary General Meeting of Shareholders of the Company. The Meeting will take place on Friday, December 16, 2005 at 2 p.m. at the offices of the Company, Carel van Bylandtlaan 16, in The Hague. I hereby invite you to attend the Meeting.

The main item on the agenda is the unwinding of the 60:40 cross shareholdings of the Company and The Shell Transport and Trading Company Limited in Shell Petroleum N.V. and The Shell Petroleum Company Limited, as part of which a merger will take place between the Company and Shell Petroleum N.V. and the Company will cease to exist. With the exception of item 7 on the agenda, the other items on the agenda likewise relate to this unwinding of interests. The steps placed on the agenda are designed to result in the most efficient governance, management and fiscal structure for the companies under Royal Dutch Shell plc.

If you wish to attend the Meeting in person or wish to appoint a proxy to represent you, please follow the instructions set out after the proposals and the explanatory notes on the agenda.

I look forward to welcoming you on December 16, 2005 at the offices of the Company.

Yours sincerely,

Jeroen van der Veer

Chief Executive

Established in The Hague, Carel van Bylandtlaan 30

Commercial Register The Hague, No. 2690

Agenda for the Extraordinary General Meeting of Shareholders of Royal Dutch Petroleum Company to be held on Friday, December 16, 2005, at 2 p.m. at the offices of the Company, Carel van Bylandtlaan 16 in The Hague.

1.	Approval of transactions referred to in the Merger Proposal of the Company and Shell Petroleum N.V.

2.	First amendment of the articles of association of the Company.

3.	Issue of shares by the Company.

4.	Second amendment of the articles of association of the Company.

5.	Merger of the Company with Shell Petroleum N.V. and amendment of the articles of association of Shell Petroleum N.V.

6.	Appointment of authorised representatives of the Company.

7.	Award of engagement to the auditor to examine the Annual Accounts of the Company for the financial year 2005.

Copies of the Merger Proposal, the Explanation thereto as well as the accompanying documents, including the Disclosure Document (dated October 31, 2005), the Implementation Agreement and the full text of the proposals for amendment of the articles of association of the Company and Shell Petroleum N.V., are available for inspection at and may be obtained free of charge from the Company (Carel van Bylandtlaan 30, PO Box 162, 2501 AN The Hague, tel: +31-70-377 4540 or by e-mail: ir-hague@shell.com) and the offices of ABN AMRO Bank N.V. (for inspection: Foppingadreef 22, 1102 BS Amsterdam; for obtaining free of charge: tel: +31-76-579 9455) and Fortis Bank (Nederland) N.V. (Rokin 55, 1012 KK Amsterdam). The aforesaid information is also accessible at www.shell.com.

PROPOSALS AND EXPLANATORY NOTES

Item 1

The proposal concerns the approval of steps 1, 2 and 3 referred to in paragraph 11 of the Merger Proposal. This comprises the unwinding of the 60:40 cross shareholdings of the Company and The Shell Transport and Trading Company Limited (Shell Transport) in Shell Petroleum N.V. (Shell Petroleum) and The Shell Petroleum Company Limited (SPCo). Those steps entail the following:

1.	Shell Transport will transfer one class B share with a par value of € 99,000,000 in Shell Petroleum to the Company as consideration for the Company permitting the issue of additional bonus shares by SPCo to Shell Transport. As a result, the Company will own all class A shares and one class B share in Shell Petroleum, and Shell Transport will hold at least 75% of the shares in SPCo. Shell Transport will continue to own four class B shares in Shell Petroleum with a par value of € 100,000 each.

2.	The Company will issue 1,379,680,000 shares to Royal Dutch Shell plc (Royal Dutch Shell) against the contribution by Royal Dutch Shell of the shares it holds in Shell Transport to the Company. As a consequence, the interest of the minority shareholders in the Company will decrease from approximately 1.5% to approximately 0.9%. The current economic interest held by these minority shareholders in the Shell Group is approximately 0.9% and will not change as a result of this issue.

3.	The Company will contribute the shares which it holds in SPCo to Shell Transport by way of capital contribution, as a result of which Shell Transport will hold 100% of the shares in SPCo.

Item 2

The proposal concerns the amendment of the articles of association of the Company, with the authorised share capital of the Company being increased with a view to the proposal referred to in item 3 of the agenda to issue shares in the capital of the Company. Reference is made to the draft deed of amendment of the articles of association (“first amendment”) forming part of the documents for this meeting that are available for inspection and have been placed on the website. The proposal also comprises the authorisation of any legal adviser working at De Brauw Blackstone Westbroek to request the required ministerial declaration of no objection in respect of the draft deed of the amendment of the articles of association and the execution of the notarial deed of the amendment of the articles of association.

Item 3

The Board of Management proposes that the Meeting resolve to issue 1,379,680,000 shares with a par value of € 0.56 each to Royal Dutch Shell.

The Company and Royal Dutch Shell have agreed that payment will be made other than in cash with due observance of the provisions of sections 80b and 94b of Book 2 of the Netherlands Civil Code, and that the payment obligation for Royal Dutch Shell arising in euros will be satisfied by an amount of $28,941,065,772. This contribution consists of all shares held by Royal Dutch Shell in Shell Transport and therefore does not include the dividend access share in Shell Transport.

Any excess of the value of the contribution over the par value of the shares in the Company to be issued will be added to the Company’s share premium reserve. The contribution is valued by the Company at $32,809,000,000 under Dutch GAAP, the standards applied by the Company.

The issue will take place subject to the condition precedent that the amendment of the articles of association referred to in item 2 (“first amendment”) is effected.

Pursuant to article 4, paragraph 2, of the Company’s articles of association there are no pre-emptive rights for this issue.

Item 4

The proposal concerns the amendment of the articles of association of the Company to introduce class X and class Y shares and the draft notarial deed of the amendment of the articles of association accordingly contains a provision on the conversion of certain shares into class X or class Y shares, while the remaining shares will not be converted. Reference is made to the draft deed of amendment of the articles of association (“second amendment”) forming part of the documents for this meeting that are available for inspection and have been placed on the website. The proposal also comprises the authorisation of any legal adviser working at De Brauw Blackstone Westbroek to request the required ministerial declaration of no objection in respect of the draft deed of the amendment of the articles of association and the execution of the notarial deed of the amendment of the articles of association.

PROPOSALS AND EXPLANATORY NOTES continued

Item 5

The proposal relates to the merger – pursuant to parts 2 and 3 of Title 7 of Book 2 of the Netherlands Civil Code – between the Company as the disappearing company and Shell Petroleum as the acquiring company, as part of which Shell Petroleum will, by universal succession of title, acquire the assets and liabilities of the Company and the Company will cease to exist, in accordance with the Merger Proposal. It is proposed that implementation of the merger resolution shall be subject to compliance with the following four conditions: execution of the notarial deeds for (a) the transfer referred to in item 1 of one class B share with a par value of € 99,000,000 in Shell Petroleum to the Company (b) the issue referred to in item 3 of 1,379,680,000 shares in the Company to Royal Dutch Shell, (c) the amendment of the articles of association referred to in item 2 (“first amendment”) and (d) the amendment of the articles of association referred to in item 4 (“second amendment”).

For a detailed explanation including the reasons for the merger and the expected consequences of the merger reference is made to the documents for the meeting – and to the Explanation to the Merger Proposal and the accompanying documents in particular – which are available at the offices of the Company and at www.shell.com.

Those who are shareholders of the Company when the merger becomes effective but are not entitled to a share allotted in the capital of Shell Petroleum are entitled under the proposed exchange ratio to a cash consideration or – for eligible UK residents – loan notes1. For more information on this aspect of this item of the agenda, reference is made to the Disclosure Document (dated October 31, 2005), which is one of the accompanying documents of the Explanation to the Merger Proposal.

The articles of association of Shell Petroleum will be amended as part of the merger. Reference is made to the draft deed of amendment of the articles of association forming part of the documents for this meeting that are available for inspection and have been placed on the website. The proposal also comprises the authorisation of any legal adviser working at De Brauw Blackstone Westbroek to request the required ministerial declaration of no objection in respect of the draft deed for the amendment of the articles of association of Shell Petroleum and the execution of the notarial deed of the amendment of the articles of association of Shell Petroleum. The proposal for the amendment of the articles of association of Shell Petroleum has been approved by all members of the Board of Directors of Shell Petroleum.

[1]	The loan notes, and the Royal Dutch Shell shares for which they may be exchanged, will only be available to eligible UK resident shareholders who elect and provide appropriate representations. The loan notes and the Royal Dutch Shell shares into which they are exchangeable will not be offered to U.S. persons and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be reoffered, resold or otherwise transferred in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available.

PROPOSALS AND EXPLANATORY NOTES continued

Item 6

The proposal entails that, insofar as required, any executive director on the Board of Management of the Company is designated as authorised to represent the Company for the purpose of entering into agreements, deeds or other documents relating to the Company in respect of items 1 to 5, including the merger referred to in item 5 between the Company and Shell Petroleum. This proposal is connected to the fact that the members of the Board of Management of the Company are also members of the Board of Directors of Royal Dutch Shell and to the fact that a number of members of the Board of Management of the Company are also members of the Board of Directors of Shell Petroleum.

Item 7

Pursuant to article 28, paragraph 2 of the articles of association of the Company, the Board of Management each year draws up annual accounts accompanied by a report by a certified public accountant (registeraccountant) appointed by the General Meeting of Shareholders. It is proposed to engage PricewaterhouseCoopers N.V., The Hague, to examine the annual accounts for the financial year 2005. Experts as referred to in section 393 of Book 2 of the Netherlands Civil Code are part of this company.

ATTENDING THE MEETING1

If you wish to attend the meeting you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II); and

3.	submit an admittance card at the meeting (see II, final sentence).

If you wish to participate in the decision-making process through voting instructions without attending the meeting in person you must:

1.	be recorded as a shareholder (see I); and

2.	complete and return the voting instruction form you have received (see III).

If you wish to have yourself represented at the meeting by a proxy appointed by you, you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II);

3.	deposit a written power of attorney (see IV); and

4.	provide the proxy with the admittance card for the meeting (see II, final sentence).

I.  RECORD DATE

In accordance with Article 26, paragraph 2 of the articles of association, the Board of Management has determined that those persons who are recorded in one of the registers referred to below on December 9, 2005 (the “Record Date”), after all entries and cancellations have been processed, will have the right to attend and vote at the Extraordinary General Meeting of Shareholders on December 16, 2005:

Holders of share certificates to bearer: the records of the institutions affiliated with the Netherlands Central Securities Depository (“Necigef”) which show to whom the shares belong under the Dutch Wet giraal effectenverkeer (Securities Giro Transfer Act).

Holders of registered shares of Hague registry: the register of shareholders kept by N.V. Algemeen Nederlands Trustkantoor ANT.

Holders of registered shares of New York registry: the register of shareholders kept by The Bank of New York.

II.  REGISTRATION AND ADMISSION

A.	Holders of share certificates to bearer may attend the meeting if they have registered to do so. To that end they should instruct, either via their banks or securities institutions or otherwise, the institution affiliated with Necigef in whose records they are recorded as holders of the shares to register them in writing at one of the following institutions not later than December 9, 2005. Upon doing so the aforesaid affiliated institution should submit a declaration stating that the shares concerned will remain recorded in its records in the name of the shareholder up to and including the Record Date.

In the Netherlands: ABN AMRO Bank N.V., Breda; Fortis Bank (Nederland) N.V., Amsterdam.

B.	Holders of registered shares of Hague registry may attend the meeting if they register to do so with N.V. Algemeen Nederlands Trustkantoor ANT (PO Box 11063, 1001 GB Amsterdam, The Netherlands, tel. +31-20-522 2510) in writing not later than December 9, 2005, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Holders of registered shares of New York registry who are of record may attend the meeting if they register to do so with The Bank of New York (c/o: PO Box 11249, New York, NY 10203-0249, USA, tel. +1 212-815-3895) in writing not later than December 9, 2005, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Shareholders who have registered in accordance with the provisions under A or B will receive an admittance card for the meeting.

[1]	Not applicable to beneficial holders. Beneficial holders of New York registry who hold their shares through nominee banks are referred to the enclosed voting instruction form.

ATTENDING THE MEETING continued

III. VOTING INSTRUCTIONS

Holders of registered shares of Hague or New York registry will receive a voting instruction form which can be used if they do not intend to attend the meeting in person but do wish to exercise their voting rights. They may use the form to indicate for each item on the agenda how their votes should be cast.

The voting instruction form must be received at the return address stated on the form not later than 6 p.m. on December 9, 2005.

IV. POWERS OF ATTORNEY

Shareholders who do not make use of the voting instruction form and wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated under II and also deposit a written power of attorney that must be received at the Company (FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands) not later than December 13, 2005. For this purpose, forms may be used which are obtainable free of charge at the institutions stated under II. To be admitted to the meeting, the proxy must submit the admittance card received by the shareholder.

V.  USUFRUCTUARIES AND PLEDGEES

What is stated above under I, II and IV is correspondingly applicable to usufructuaries and pledgees of bearer shares or registered shares, provided they have voting rights.